

11008061

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2008 to December 31, 2010

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**
For the transition period from ______________________ to ____________________

SEC Mail
Mail Processing
Section

JUN 30 2011

Washington, DC
106

Commission file number 1-3011

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the two fiscal years of the plan (or such lesser period as the plan has in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01-.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933.The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Valspar Profit Sharing Plan
Valspar Savings and Retirement Plan
The Valspar 401(k) Plan for Hourly Employees

Date 6/29/11

Tyler N. Treat
Chair of Benefits Administrative
Committee of The Valspar Corporation



Exhibit 99.1I

CERTIFICATION PURSUANT TO
18 U.S.C. ss. 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Valspar Corporation 401 (k) Employee Plan for Hourly Employees, Valspar Corporation Savings & Retirement Plan and the Valspar Profit Sharing Plan on form 11-K for the year ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Tyler N. Treat, the Chair of the Benefits Administrative Committee of The Valspar Corporation, certify, pursuant to 18 U.S.C. ss. 1350 as adopted pursuant to section 906 of the Sarbanes-Oxley Action of 2002, that:

1. The Report fully complies with the requirements of Section 13 (a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information in the report fairly presents, in all material respects, the net assets available for benefits of the Plans.

Date: 6/29/11

By: ______________________

Tyler N. Treat
Chair of Benefits Administrative
Committee of The Valspar Corporation

Valspar 401(k) Plan for Hourly Employees

Financial Report
December 31, 2010

Received SEC

JUN 3 0 2011

Washington, DC 20549

McGladrey

McGladrey & Pullen, LLP
Certified Public Accountants

Contents

Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statements of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4-12

McGladrey & Pullen, LLP
Certified Public Accountants



Report of Independent Registered Public Accounting Firm

To the Administrative Committee and Plan Trustees
Valspar 401(k) Plan for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of the Valspar 401(k) Plan for Hourly Employees (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
June 29, 2011

McGladrey is the brand under which RSM McGladrey, Inc. and McGladrey & Pullen, LLP serve clients' business needs. The two firms operate as separate legal entities in an alternative practice structure.

Member of RSM International network, a network of independent accounting, tax and consulting firms.

Valspar 401(k) Plan for Hourly Employees

Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
Investments, at fair value (Notes 2 – 4):		
Interest in The Valspar Corporation Master Trust	$ 41,912,547	$ 41,078,454
Employer contributions receivable	632,147	393,491
Notes from participants (Note 1)	1,769,317	1,997,398
Net assets available for benefits, at fair value	44,314,011	43,469,343
Adjustment from fair value to contract value for fully benefit-responsive investment contract (Note 2)	(28,881)	39,967
Net assets available for benefits	$ 44,285,130	$ 43,509,310

See Notes to Financial Statements.

Valspar 401(k) Plan for Hourly Employees

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2010

Interest in investment income of The Valspar Corporation Master Trust (Note 3)	$ 8,174,193
Interest income on notes from participants	97,003
Contributions:	
Employee	1,780,784
Employer	1,323,575
Total contributions	3,104,359
Total additions	11,375,555
Distributions to participants	(6,548,652)
Administrative costs	(34,658)
Net increase before transfers	4,792,245
Transfers to other Valspar plans, net (Note 1)	(4,016,425)
Net increase after transfers	775,820
Net assets available for benefits:	
Beginning of year	43,509,310
End of year	$ 44,285,130

See Notes to Financial Statements.

Valspar 401(k) Plan for Hourly Employees

Notes to Financial Statements

Note 1. Description of the Plan

The following description of Valspar 401(k) Plan for Hourly Employees (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General: The Valspar Corporation (the Company) established the Plan to provide retirement and other benefits for employees and their beneficiaries. The Plan is a defined-contribution plan that is available to hourly employees as defined in accordance with the Plan. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company has appointed Fidelity Management Trust Company (Fidelity or the Trustee) to be the trustee of the Plan.

Transfer of assets: During 2010 and 2009 transfers both in and out of the Plan occurred as a result of employees changing positions and their status in collective bargaining agreements within the Company.

Eligibility: Individuals become eligible to defer wages after the employee has completed one hour of service. Participants must complete one year of service to share in the Company's contributions to the Plan.

Contributions: Employees electing to participate in the Plan make voluntary contributions on a pretax basis subject to certain limits. The Company has agreed to contribute an amount equal to 100 percent of the first 2 percent and 50 percent of the next 2 percent of each employee's contributions up to a maximum match of 3 percent of eligible wages. Additionally, the Company may elect to contribute a discretionary matching contribution (not to exceed 100 percent of Company matching contributions). The Company made a discretionary match of 100 percent of Company matching contributions made during the year ended December 31, 2010.

Vesting: Employee and employer contributions vest immediately upon the participant completing one hour of service. A participant who is not credited with one hour of service after December 31, 2007, shall continue to be subject to the vesting rules of the prior plan document in effect at the time of the participant's termination.

Forfeitures resulting from the termination of plan participants with less than 100 percent vesting reduce the Company's contributions in the year of forfeiture. During the year ended December 31, 2010, approximately $100,000 of forfeitures were applied against employer contributions. There were approximately $71,000 and $154,000 of forfeitures outstanding at December 31, 2010 and 2009, respectively.

Investment options: Participants currently have the option to allocate plan contributions among several investment options, including the common stock of the Company. All choices vary in types of investments, rates of return and investment risk. Participants may elect to have all or part of their account balances and future contributions invested in one fund, transferred to another fund, or in any combination.

Participant accounts: Each participant's account is credited with the participant's and Company's contributions and an allocation of plan earnings. Allocations are based on participants' earnings and account balances, as defined in the plan document.

Note 1. Description of the Plan (Continued)

Dividends: Dividends on Company stock are either reinvested in The Valspar Corporation Stock Fund or distributed to participants. Dividends on The Valspar Corporation common stock received by The Valspar Corporation Master Trust (the Master Trust) totaled approximately $5,063,000 for the year ended December 31, 2010. For the year ended December 31, 2010, the financial statements and master trust footnote reflect only the amount of dividends reinvested, which totaled approximately $4,980,000 at the master trust level.

Distributions to participants: Participants may elect to receive benefits in the form of a lump-sum distribution, an in-kind distribution of employer securities, a direct rollover to an IRA account or another qualified employee benefit plan, or in a series of installments over the life expectancy of the participant or the joint life expectancies of such participant and such participant's designated beneficiary. However, according to the Plan, benefits will be paid in the form of a lump-sum distribution in the event that the participant's vested account balance does not exceed $5,000.

Notes from participants: Participants are permitted to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of the vested balance. The repayment period is not to exceed 60 months; however, prior to January 1, 2009, participants were allowed to have notes outstanding for the purchase of a principal residence for a reasonable period of time, often exceeding the 60-month repayment period. The notes are secured by the balance in the participant's account and bear interest at the prime rate plus 1 percent. Interest rates ranged from 4.25 percent to 9.25 percent at December 31, 2010. Principal and interest are paid ratably through after-tax payroll deductions over the terms of the notes, which expire through 2015.

In September 2010, the Financial Accounting Standards Board (FASB) issued an amendment that provides guidance on how loans to participants should be classified and measured by defined-contribution pension plans. This amendment requires that participant loans be classified as notes from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This amendment requires retrospective application to all periods presented. It was adopted for the year ended December 31, 2010, and retrospectively applied to December 31, 2009. Prior-year amounts and disclosures have been revised to reflect the retrospective application of adopting this new amendment. The adoption resulted in a reclassification of participant loans totaling $1,769,317 and $1,997,398 from investments to notes from participants as of December 31, 2010 and 2009, respectively. There was no impact on the net assets as of December 31, 2010 or 2009, as a result of the adoption.

Plan administration: The Plan is administered by the Company, which absorbs a portion of the administrative costs of the Plan, with the Plan absorbing the major portion. The Trustee is responsible for holding the assets of the Plan and participant record keeping.

Note 2. Significant Accounting Policies

Basis of accounting: The accompanying financial statements reflect transactions on the accrual basis of accounting.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Note 2. Significant Accounting Policies (Continued)

Fully benefit-responsive investment contract: Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits present the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. See Note 5 for further discussion.

Investment valuation and income recognition: Investments in The Valspar Corporation Master Trust are stated at current fair value as determined by the Trustee, which holds the various investments. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.

Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Realized gains and losses related to sales of investments are recorded on a trade-date basis. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Tax status: The Plan obtained its latest determination letter on March 2, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan, as currently designed, is being operated under the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. Management evaluated the Plan's tax positions and concluded that the Plan had maintained its tax-exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.

Termination of the Plan: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants would become fully vested in their accounts.

Subsequent events: The Plan Administrator has evaluated subsequent events through the date of the auditor's report, which is the date on which the financial statements were issued.

Note 3. Investments in The Valspar Corporation Master Trust

Investments of the Plan are held in The Valspar Corporation Master Trust (the Master Trust). The Master Trust also holds assets of the Valspar Savings and Retirement Plan and the Valspar Profit Sharing Plan.

Fidelity serves as the trustee of the Master Trust, and participants can choose among several investment options. Participants may change their investment elections and allocations daily in 1 percent increments. Participants are allowed to change their salary deferral percentages at any time.

Note 3. Investments in The Valspar Corporation Master Trust (Continued)

The value of the Plan's interest in the Master Trust is based on the beginning of the year value of the Plan's interest in the trust plus actual contributions and allocated investment income, less actual distributions and allocated administrative expenses. The Plan's interest in the fair value of the Master Trust was 6.9 percent and 8.0 percent on December 31, 2010 and 2009, respectively. Investments in the Master Trust are determined on a unit-value basis as determined by Fidelity. The Plan's investment returns may not approximate these percentage interests in returns of the Master Trust due to the mix of Master Trust investments held by the Plan.

The Plan provides for investments in various investment securities, including Company stock which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. At December 31, 2010 and 2009, approximately 43 percent of the Master Trust's net assets were invested in the common stock of The Valspar Corporation. The underlying value of the Valspar Corporation Stock Fund is dependent on the performance of The Valspar Corporation and the market's evaluation of such performance. Due to the level of risk associated with certain investment securities, including The Valspar Corporation common stock, it is reasonably possible that changes in the values of investment securities have occurred since December 31, 2010, or will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

It is at least reasonably possible that changes in the fair value of The Valspar Corporation common stock in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Note 3. Investments in The Valspar Corporation Master Trust (Continued)

The fair values of investments of the Master Trust in which the Plan invests are as follows:

	December 31	
	2010	2009
The Valspar Corporation Stock Fund	$ 265,328,937	$ 220,326,464
Fully benefit-responsive contract:		
Fidelity Managed Income Portfolio II Fund	63,006,020	64,711,269
Common collective trust:		
Fidelity U.S. Equity Index Fund	31,693,420	28,191,880
Mutual funds:		
Marsico Focus Fund	40,175,758	34,275,931
Dodge & Cox Stock Fund	39,969,120	36,817,462
Frontegra Iron Bridge SMID Fund	31,150,141	22,599,898
Fidelity Diversified International Fund	29,557,005	29,298,403
PIMCO Total Return Institutional Fund	25,765,609	-
Fidelity Freedom 2025 Fund	13,264,359	8,791,990
Fidelity Freedom 2030 Fund	11,299,179	7,701,214
Fidelity Freedom 2020 Fund	10,769,931	7,019,699
Fidelity Freedom 2015 Fund	10,209,567	6,980,090
Fidelity Freedom 2035 Fund	9,406,277	6,006,281
Fidelity Freedom 2040 Fund	6,637,608	4,113,507
Fidelity Freedom 2010 Fund	6,622,824	7,711,133
Vanguard Total Bond Market Fund	6,149,469	4,350,974
Fidelity Freedom 2045 Fund	5,384,340	3,302,899
Fidelity Freedom 2050 Fund	2,308,318	1,143,489
Fidelity Freedom Income Fund	2,044,992	1,781,215
T.R. Price Institutional U.S. Structured Research Fund	658,660	429,881
Western Asset Core Fund	-	19,717,261
	$ 611,401,534	$ 515,270,940

Investment results of the Master Trust, excluding interest income from notes to participants, for the year ended December 31, 2010, is as follows:

Investment results:	
Net appreciation in fair value of investments:	
The Valspar Corporation common stock	$ 57,147,725
Common collective trust	4,138,729
Mutual funds	25,435,796
	86,722,250
Interest and dividends*	8,331,927
Total investment results	$ 95,054,177

*The fully benefit-responsive contract earned only interest and dividends during 2010.

Note 4. Fair Value Measurements

Accounting guidance was recently issued that establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include the following:

- Quoted prices for similar assets or liabilities in active markets
- Quoted prices for identical or similar assets or liabilities in inactive markets
- Inputs other than quoted prices that are observable for the asset or liability
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

The Valspar Corporation Stock Fund: The Valspar Corporation Stock Fund consists primarily of shares of The Valspar Corporation common stock, valued at the closing price reported on the New York Stock Exchange. The fund also contains interest-bearing cash, miscellaneous receivables, and accrued income existing at year-end, offset by the benefit payable in The Valspar Corporation common stock.

Fully benefit-responsive contract and common collective trust: The investment in the common collective trust (Fidelity U.S. Equity Index Fund) is recorded at the underlying net asset value per unit, which approximates fair value based on the audited financial statements of these funds. The investment in the fully benefit-responsive investment contract (Fidelity Managed Income Portfolio II Fund) is stated at fair value on the statement of net assets available for benefits, with an adjustment from fair value to contract value on that statement. Investment contracts are generally valued at contract value, rather than fair value, to the extent they are fully benefit-responsive. The fair value of the fully benefit-responsive investment contract is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. See further discussion at Note 5.

Mutual funds: Mutual funds are valued at the prices reported in the active markets in which the securities are traded.

Note 4. Fair Value Measurements (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Master Trust's investments at fair value as of December 31, 2010 and 2009:

	Investments at Fair Value as of December 31, 2010			
	Level 1	Level 2	Level 3	Total
The Valspar Corporation common stock	$ 265,328,937	$ -	$ -	$ 265,328,937
Fully benefit-responsive contract	-	63,006,020	-	63,006,020
Common collective trust	-	31,693,420	-	31,693,420
Mutual funds:				
Large cap funds	80,803,538	-	-	80,803,538
Balanced funds	77,947,395	-	-	77,947,395
Bond funds	31,915,078	-	-	31,915,078
Mid cap fund	31,150,141	-	-	31,150,141
International fund	29,557,005	-	-	29,557,005
Total Master Trust investments at fair value	$ 516,702,094	$ 94,699,440	$ -	$ 611,401,534

	Investments at Fair Value as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
The Valspar Corporation common stock	$ 220,326,464	$ -	$ -	$ 220,326,464
Fully benefit-responsive contract	-	64,711,269	-	64,711,269
Common collective trust	-	28,191,880	-	28,191,880
Mutual funds:				
Large cap funds	71,523,274	-	-	71,523,274
Balanced funds	54,551,517	-	-	54,551,517
Bond funds	24,068,235	-	-	24,068,235
Mid cap fund	22,599,898	-	-	22,599,898
International fund	29,298,403	-	-	29,298,403
Total Master Trust investments at fair value	$ 422,367,791	$ 92,903,149	$ -	$ 515,270,940

Note 5. Fair Value of Investments Reported at Net Asset Value

Accounting guidance provides clarification on how entities should estimate fair value of certain alternative investments. The fair value of investments within the scope of this guidance can now be determined using net asset value (NAV) as a practical expedient, when the fair value is not readily determinable, unless it is probable the investment will be sold at something other than NAV. It also requires disclosure of certain attributes by major category of alternative investments, regardless of whether the practical expedient was used.

Note 5. Fair Value of Investments Reported at Net Asset Value (Continued)

The following table sets forth additional disclosures of the Plan's investments whose fair value is estimated using NAV as of December 31, 2010:

	Fair Value
Fully benefit-responsive contract:	
Fidelity Managed Income Portfolio II Fund (a)	$ 63,006,020
Common collective trust:	
Fidelity U.S. Equity Index Fund (b)	31,693,420
Total	$ 94,699,440

(a) The objective of the fund is to preserve capital and achieve a competitive level of income over time. To achieve its investment objective, it invests in assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into "wrapper" contracts issued by third parties and invests in cash equivalents represented by shares in a money market fund. The portfolio may invest in securities that are subject to legal or contractual restrictions on resale. These securities generally may be resold in transactions exempt from registration or to the public if the securities are registered. Disposal of these securities may involve time-consuming negotiations and expense, and prompt sale at an acceptable price may be difficult. The beneficial interest in the net assets of the portfolio is represented by units. Issues and redemptions of units are recorded, upon receipt of unit holders' instructions in good order, based on the next determined net asset value per unit. Net asset value per unit is determined each business day.

(b) This objective of the fund is to provide investment results that correspond to the total return performance of common stocks publicly traded in the United States. Under normal conditions, 90 percent of the portfolio's universe will be invested in securities of the companies which comprise the S&P 500 Index. In addition to its investments in securities, a portion of the portfolio's assets may be in stock index futures and options and collective investment vehicles or shares of investment companies that are managed by the Trustee or its affiliates. The portfolio may transfer uninvested cash balances into joint trading accounts, which are then invested in repurchase agreements, or invest directly with institutions in repurchase agreements. The beneficial interest in the net assets of the portfolio is represented by units. Issues and redemptions of units are recorded, upon receipt of unit holders' instructions in good order, based on the next determined net asset value per unit. Net asset value per unit is determined each business day.

For the assets above, there are no unfunded commitments or restrictions on redemption at the Plan or Master Trust level.

Note 6. Transactions With Parties in Interest

Origination and record-keeping fees for notes receivable from participants are charged to the participants' individual accounts.

During the years ended December 31, 2010 and 2009, the Master Trust purchased approximately 1,017,000 shares and 896,000 shares of common stock of the Company at a cost of approximately $31,207,000 and $18,451,000, respectively. Dividends on common stock of the Company received by the Master Trust totaled approximately $5,063,000 for the year ended December 31, 2010. These transactions are exempt party-in-interest transactions.

Note 6. Transactions With Parties in Interest (Continued)

Certain plan investments are shares of mutual funds managed by Fidelity. Fidelity is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Administrative fees paid to the Trustee also qualify as party-in-interest transactions.

Note 7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2010 and 2009:

	2010	2009
Net assets available for benefits per the financial statements	$ 44,285,130	$ 43,509,310
Adjustment from fair value to contract value for fully benefit-responsive investment contract	28,881	(39,967)
Net assets available for benefits per Form 5500	$ 44,314,011	$ 43,469,343

The following is a reconciliation of the net increase in net assets available for benefits before transfers per the financial statement to the Form 5500 for the year ended December 31, 2010:

Net increase in net assets available for benefits per the financial statement before transfers	$ 4,792,245
Adjustment from fair value to contract value for fully benefit-responsive investment contract, beginning of year	39,967
Adjustment from fair value to contract value for fully benefit-responsive investment contract, end of year	28,881
Net increase in net assets available for benefits per the Form 5500	$ 4,861,093